State Street Bank and Trust Company

One Federal Street, 9th Floor

Boston, MA

02110

Via EDGAR Correspondence

April 29, 2005

Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Munder Series Trust (the “Registrant”), SEC File No. 333-102943;
Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Sandoe:

This letter responds to comments you provided to State Street Bank and Trust Company (“State Street”), the Registrant’s sub-administrator, in a telephonic discussion on Thursday, April 14, 2005, with respect to the Amendment. The Amendment was filed on February 28, 2005, and included Prospectuses and Statements of Additional Information with respect to the Liquidity Money Market Fund (“Liquidity MM Fund”), Munder Institutional Money Market Fund (“Institutional MM Fund”), Munder S&P MidCap Index Equity Fund (“MidCap Fund”) and the Munder S&P SmallCap Index Equity Fund (“SmallCap Fund”), each a series of the Registrant.

Summaries of the comments with respect to the Amendment, and our responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in the Amendment with respect to the applicable Fund. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus - Liquidity MM Fund1

1. Comment: On page 1 under the Section “Principal Risks”, the risk factor “Credit (or Default) Risk” includes a reference to the risks associated with changes in quality ratings, yet a separate “Credit Ratings Risk” is provided on page 2. Please consider combining each of these risks into one paragraph.

Response: The separate heading entitled, “Credit Ratings Risk,” has been removed and “Credit (or Default) Risk” has been revised to include disclosure with respect to credit ratings risk. This change has also been made in the prospectus for the Institutional MM Fund.

[1]	To the extent applicable, corresponding revisions have also been incorporated into the Institutional MM Fund’s Prospectus which was included in the Amendment.

2. Comment: On page 12 under the Section “Frequent Purchases and Redemption of Fund Shares,” please revise the disclosure as follows:

a.	Pursuant to Item 6(e) of Form N-1A, tailor the disclosure with respect to the particular risks and other aspects of short-term trading that apply to the Fund as opposed to the current disclosure that speaks broadly to “The Munder Funds” and includes risks and other disclosure that is not relevant to a money market fund (e.g., investments in small cap securities as noted in the last sentence of the first paragraph).

Response: The section entitled “Frequent Purchases and Redemptions of Fund Shares” in the prospectuses of the Liquidity MM Fund and the Institutional MM Fund has been revised as requested.

b.	Pursuant to Item 6(e)(4)(iii) of Form N-1A, indicate whether the restrictions on frequent purchases and redemptions are applied uniformly.

Response: The disclosure has been revised as requested.

c.	Pursuant to Item 6(e)(4)(iii) of Form N-1A, describe with specificity the circumstances under which any restriction will not be imposed. For instance, the disclosure states that the Fund may not be able to detect short-term trading through financial intermediaries or omnibus accounts, but describe, as applicable, any additional circumstances or arrangements whereby short-term trading may be allowed or may not be detected.

Response: The disclosure regarding frequent purchases and redemptions of fund shares in the prospectuses of the Liquidity MM Fund and the Institutional MM Fund has been revised in response to Comment 1.a. above in a manner that the Registrant believes makes this Comment 1.c. inapplicable. However, the requested disclosure has been added to the prospectus for the MidCap Fund and the SmallCap Fund.

d.	Specifically describe how the Registrant defines short-term trading (e.g., four exchanges per year).

Response: The Registrant currently does not have stated limits on round trip purchases, although such round trip activity may be a factor considered by the Funds when determining to restrict trading activity by a shareholder. (Registrant also states in the disclosure that it reserves the right to institute such limits in the future.)

With respect to the prospectus disclosure, the Registrant believes that the level of specificity of the current disclosure satisfies the requirements of Item 6 of Form N-1A. Additional specificity with respect to the Registrant’s policies and procedures may provide a “road map” for an investor that desires to engage in harmful short-term trading or market timing activity, thereby undermining the Registrant’s implementation of policies and procedures designed to prevent or minimize such activity.

Prospectus – MidCap Fund and SmallCap Fund

1. Comment: On page 1 under the section “Principal Investment Strategies,” to the extent that the advisor uses sampling techniques in order to replicate the benchmark index, please describe the sampling techniques used by the advisor.

Response: The advisor does not use sampling techniques in order to replicate the benchmark index.

2. Comment: On page 1 under the section “Principal Investment Strategies,” please include the market capitalization range as of a recent date for the S&P MidCap 400 Index.

Response: The disclosure has been added as requested. In addition, disclosure for the market capitalization range for the S&P SmallCap 600 Index has been added on page 6 with respect to the SmallCap Fund.

3. Comment: On page 2 under the section “Principal Risks,” please add disclosure with respect to “Foreign Risk” to correspond with the Fund’s investments in foreign securities, which have been included as a principal investment strategy on page 1 under the section “Principal Investment Strategies.”

Response: Investments in foreign securities are not a principal investment strategy of the Funds. The disclosure regarding foreign securities has been deleted from the “Goal and Principal Investment Strategies” section for both the MidCap Fund and the SmallCap Fund. The Registrant has modified the foreign securities disclosure in the section “Other Investment Strategies and Risks” to reflect that the Funds may still invest in foreign securities, but to a more limited extent.

4. Comment: On page 13 under the section “Other Investment Strategies and Risks,” a discussion of “Foreign Securities” is included, although the investments in foreign securities have been described as a principal investment strategy. Please move this discussion to the “Principal Risks” section.

Response: Please see the Registrant’s response to Comment 3.

5. Comment: On page 19 under the section “Portfolio Managers,” please provide a brief description of each person’s role on the team (e.g., lead member), including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio.

Response: The disclosure has been added as requested.

6. Comment: On page S-9 in the third full paragraph under the section, “Frequent Purchases and Redemptions of Fund Shares and Short-Term Trading Fee,” the disclosure states “we reserve the right to waive the short-term trading fee in certain limited circumstances…” Please describe with specificity what is meant by “certain limited circumstances.”

Response: The Registrant’s policies and procedures do not enumerate the limited circumstances under which the short-term trading fee may be waived. However, the Registrant believes that its policies and procedures are designed to protect long-term Fund shareholders by limiting the circumstances under which such waivers are granted to those that (1) do not pose the risks that the Registrant’s policies and procedures are designed to mitigate, (2) are authorized in writing by two officers of the Registrant prior to the waiver, and (3) are disclosed to the Registrant’s Board of Trustees at its next regularly scheduled meeting. The Registrant has revised the disclosure to add reference to these requirements.

Statement of Additional Information - Liquidity MM Fund2

1. Comment: On page 14 under the section “Fund Investments – Disclosure of Portfolio Holdings,” please make the following changes:

a.	Disclose pursuant to Item 11(f)(1)(iii) of Form N-1A any procedures to monitor the use of information.

Response: As described in the SAI, the use of non-public information concerning the Funds’ portfolio holdings is subject to, among other things, the advanced approval of the President or a Vice President of the Munder Funds and MCM’s Legal Department and quarterly reporting to the Board of Trustees. In addition, while not specified in the policies and procedures concerning disclosure of portfolio holdings themselves, under Rule 38a-1, the Funds’ chief compliance officer is responsible for administering the Funds’ policies and procedures and for reporting to the Board at least annually on the operation of those policies and procedures.

b.	Disclose pursuant to Item 11(f)(1)(vii) of Form N-1A the manner in which the board of directors exercises oversight of disclosure of the Funds’ portfolio securities.

Response: The current disclosure states:

The Board has adopted policies regarding disclosure of the Munder Funds’ portfolio holdings information. . . . The Board or MCM may, on a case-by-case basis, impose additional restrictions on the dissemination of portfolio holdings information beyond those found in the Munder Funds’ policies. The policies may not be waived, nor may exceptions be made without the approval of MCM’s Legal Department. All waivers and exceptions will be disclosed to the Board no later than its next regularly scheduled quarterly meeting. All material amendments to the policies will be submitted to the Board for approval or ratification.

The Registrant believes that the level of specificity of the current disclosure satisfies the requirements of Item 11(f)(1)(vii) of Form N-1A. Accordingly, no changes to the disclosure have been made.

c.	Describe pursuant to Item 11(f)(2) of Form N-1A any ongoing arrangements to make available information about the Funds’ portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. For instance, under “Service Providers”, service providers include such entities as printing and filing services, but the names of those entities are not included in the Amendment. In addition, no persons are identified under the “Other” category.

[2]	To the extent applicable, corresponding revisions have also been incorporated into the Statements of Additional Information for the Institutional MM Fund and the SmallCap Fund and MidCap Fund, each of which were included in the Amendment.

Response: The requested disclosure regarding service providers has been added. The Funds do not currently disclose portfolio holdings prior to the day after the full portfolio holdings are posted to its website to any third-parties other than the service providers currently listed. Thus, no changes to the disclosure under the category of “Other” have been made.

Statement of Additional Information – MidCap Fund and SmallCap Fund

1. Comment: Under the section “Investment Advisory and Other Service Arrangements–Portfolio Managers,” please make the following changes pursuant to Item 15(b) of Form N-1A:

a.	On p. 32, the sixth full paragraph, disclose specific criteria on which the salary is based (e.g., a fixed salary).

Response: The Registrant believes that the current disclosure describes the specific criteria on which the salary is based. The next paragraph states:

The Advisor offers industry-competitive salaries based on the skills and experience of the portfolio manager as well as responsibilities of the position. Salaries are compared at least annually with investment industry benchmark compensation surveys.

Accordingly, no changes to the disclosure have been made.

b.	On the first line of page 33, disclose what is meant by “applicable benchmarks” (e.g., the Fund’s benchmark index).

Response: The disclosure has been revised as requested.

* * * *

You requested that the Registrant make certain representations concerning the Amendment and the response being made to the comments received. These representations are included as an exhibit to this letter.

We hope that the foregoing is responsive to each of the matters we on April 14, 2005. Please do not hesitate to contact the undersigned at (617) 662-3909 or Francine Hayes at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Vice President and Counsel

cc:	Stephen J. Shenkenberg, Esq.

Jane A. Kanter, Esq.

Thomas Harman, Esq.